Exhibit 99.2

June 20, 2023 The Manager- Listing BSE Limited (BSE: 507685) The Manager- Listing National Stock Exchange of India Limited (NSE: WIPRO) Dear Sir/Madam, Sub: Newspaper Advertisement- Regulation 47 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 Pursuant to Regulation 47 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we are enclosing the copy of the newspaper advertisement published in The Economic Times and Kannada Prabha. The same has been made available on the Company’s website at www.wipro.com. Thanking you, For Wipro Limited G Kothandaraman General Manager—Finance

Companies: Pursuit of Profit 1’ï¿½1E ECONOMIC TIMES I MUMOAI I TUESDAY I 20 JUNE 2023 I WWW.l>CONOMIC1’1M8S.COM TO MEET GROW TH TARGETS AdaniTrans Gets Nod from ‘AT · d ofRestauran ts’ Income Tata Power Plans to Shareholders Raise up to Comes from Food DeliveryAp ps’ to Double Capex to ï¿½a,soo crore Most have higher price tags on online menu to recoup high aggregator commissions, discounts: Report ï¿½12,000 er in FY24 wh ile we take care of the deUvery Our Bureau Sagar.Malviya@timesgroup.com Unhealthy Ecosystem We are dedicated to supporting and empoweringtherestaw·ant coDllnu -Mun1bai: Adani Transmis -Mumbai: Restaurants get nearly a 75%of NRAI The ideal nity, reshaping the food industry Co plans tofund projects Aiming High sion has received sharehol• third of theirrevenuesfro1nfoodde -restaurants argues that ONLINE contribution landscape to ensure a tlu·iving di· ders nod to raise up to:(8,500 livery aggregators Zomato and aggregators FOOD of aggregators ning experience not only inmetros Investment includes mfg have lar gely from internal crore through qualified in• Swiggy despite about 75% of the1n their own are not should be but also in sn1aller cities and plant, and renewable distribution projects, biz stitutional placement, the having direct ordering channels ordering channels indispensable around 15% towns,” said Rohit Kapoor; chlef ex -accruals and cash on company said in a regulato -such as ownapp and website, social but still use ecutive officer at Sv,i.ggy Food-ï¿½Iar -ry filing. media connects, or direct tele cal -Aggregators· ketplace. Total installed Solar rooftop aggregators high book s, says chairman power bus iness saw The company had, through a lingto generate demand. Expertsalsosaid Open Network for postal ballot, sought sharehol -Al.so, over 85% of the restaurants Aggregators’ size commissions Digital Co1n111erce (ONDC). which Chandrasekaran generation significant ders’ approval to raise funds. have higher price tags on their 01ili• and customer eat into allows rest.a1u-ants to sell fooddirect• capacity growth & The con11Ja11y’s board hadapp -ne 111enu compared to dine-in n1enu loyalty limit restaurant ly toconsu111ers throughbuyerapps, increased to revenue roved the proposal at a mee -prices to recoup high aggregator restaurants’ profit is still nascent and many restau -OurBureau 14.1 c;w increase g ting on May 13,2023. con1missions and discounts, said a bargaining power margins rants arestill unsureon howtheyco -In a BSE filing, the company recent report by JMFinancial that uld get onboarded on the network. Mumbai: Tata Power plans lo Renewable V-V ï¿½. 1Jï¿½ · said 98.64% votes surveyed n1ore than 135 restaurants This isdespite ONDC havingno deli -invest ï¿½12,000 crore to 1neet its capacity now were polled in fa. spread across top 10 cities. mission rates that resta1n-ants clai -While the average con1missions very fees from consumers anda sig• capital expenditure needs this stands at Tata POWer vour of theresolu -“W11ile. theoretically, the organi -n1ed eatintotheir profitn1a.t·b’il1s. claimed by the aggregators stood nificantly lower co1lllnission.Zoma -fiscal,coinpany chairmaJ1Nata -3.9 GW. installed tion. ATIJs n1ana -se<lfoodservicesindustrycan survi -“For the restaurant business, their at 27% of the restaurant’s average to, in its fourth quarter earnings rajan Chandrasekaran said at aiming for 4,000 public ging director, Anil ve without thepresence of agg1-ega -contribution should not be more order value, Jl\-1 Financial saidthe call, said a lot of its restaw·ant part -the co1npa11y’s 104th Annual 50% clean and captive Sardana, had this March told tors, practically that is unlikely to than 15% on an average, while QSRs number is likely inflated by 18% ners get manyorders directly placed General Meeting (AG!\II) energy EV chï¿½ ETthat thecompany wishes to ever happen. Even son1eof the bran -and cloud kitchens la.t-gely survive GSTthat aggregatorsarerequired with then1 either through phone or Monday. The AGM was continue itsb’l’Owthin thebulk ded, chain restaurants mentioned on these foodaggregators.There is a. to collect frotn restaurants on top to theirO\Vn websiteorapps. held virtually. transmission system and will that they have linlited bargaining strongduopoly in the delivery space of their own commissions. Adjus• ·‘We welcome any change or a.tlY in -“To meet its growth tar• also add n1ore retail areas power over aggregators on account cm·rentlY, but survivaï¿½ especially ted for that, actual commissions novation that helps the restaurant gets, Tata Power will in -across India as a secondlicen -of the latter’s sheer size, customer for s1nallrestaw·ants,is a challenge could be 22·23 % industry grow and there are a lotof vest’(12,000 crore which is seeor asaprivate distributo1: loyalty and diversified supplier ba -despite strong sales growth,” Anu -Swiggy saiditsfood marketplace innovations happening out there. double of the capex spentin The company has been gro -se,” saidthe report. rag Katriar, fowideratIndigo Hospi• has helped boost sales for over 2.8 And we will continue watching it FY23. This includes the in• wing, at 1nore than 20% in However; the National Restaurant tality and NRAI Trustee, told ET. Iakh restaurants by driving de -and learning from it. At thLï¿½ point, vestment in the upco1ning4G’vV Ebitda terms lnthe last seve -Association of India (NRA!) said “Theecosystem is sounhealthy that mandbyprovi.dingamarketing to• we don’t feel anythingisgoing to co- manufacturing plant, under -ve sola.t· EPC projects, crossed ral years, and 11opes to conti -these large incumbent aggregators noone, neither aggregators nor res -ol that attracts a wide customer 1ne at the cost of our growth as the construction renewable pro -nOOOcrore revenue, doublin.gfr<Jn1 nue the growth 1nomentum. are not indispensable.\Vhile aggre -taurants are making profit, clearly base actively seeking diverse di• overall penetration islow.And there -jects, transmission ancl distri• the previous yeai: Forthe full year, The i::ompany has been doing gators have helped demand, there indicating that the current t.ern1s ningexperiences. tore. there is room for everyone to bution businesses in Odisha, the company delivered a revenue aboutï¿½.000core of capex each has beenfrictionpointover the past need tobereworked, whichhas been “Restaurants can focus oncreating grow in this market,” said Akshant Delhiand M1m1bai, and onnew of 2,770croresgrowingat83%year yearandplans to.investa sinli• several years over their high com- a.tlongoing process.’’ exceptional culina.t-y experiences Goyal,CFO atZo111ato. told analysts. opportunities,” Chandraseka -onyeai: Thebusi11esshada closlng lar a1nountthis fiscal too, Sar -ran said. order book of thousand andhtmd -dana had told E’f.ATUs scrip l The c01npany red crores asof March 2023, lnthe endedat ï¿½06.75, down0.36%on plans tofundthe•—solai·rooftopsegment. the BSE. Benchmark Sensex seprojects large -In line with its In the EV chargi.ngsegn1ent, Tata ended 0.34%lowel’. 1\vo in Race for Piramal’s Distressed Loan Book ly fro1n internal renewable Power installed about 4,000 public accruals and focus,the co andcaptivechai·gersandsoldclose At theheartof the debtpoolis the sell distressed loans using a 15:85 cashon books, he has added to40,000 h01nechai-gers. Move to Banï¿½k Phoenix ARC-Cerberus prominent Advantage Raheja ac -structure, withonlyl5% of the pa -added. SOOMW The company plans to rapidly count,part of the Deepak Raheja ymentmadeincashand the ren1a -The company’s capacity, expand its network by targeting Note can Help Boost Capital and Ares-ACRE group, which includes premium lning85% in the form of security total installedpo - taking total highways, fuel pumps and high -properties suchas JVil.\llarriottin receipts. Howeve1; this transac -wer generation operational traffic clty locations through GDP Growth: Report are 2 bidders vying for Bengaluru and Crowne Plaza. tion is being conducted entlt·ely capacity across renewable strategic partnerships andby le• These two projects alone acco1u1t incash. the categories capacity to veraging ltscloud based techno -Mumbai: The ï¿½.ooo note with• group’s f2,600-cr loans forhalf of thedebtbeingputuptbr EY is the process advlsor for the has increased to 3.9GW logy platform. drawal decision and response to sale. AdditionallY, loans from Pa• deal. All three bidders sub1nitted 14.l GW In line “The 4 GWcelland module ma -itso far suggest that the movecan ranjape Schemes Construction, bids on Frida), which was the last with its renewable focus, the nufacturing plant in Tan1il Na -beyond help boost 6.5% FY24 estinlated GDP growth by the to Shilpy.sinha@timesgroup.com renewable energy company Bho• day forsubmitting bids. citY, companyhasadded500M’vV taking the total operational capa -du pect is the well module on track, line and to be we ready ex -ruka, Pune-based developer Mont ET had first reported on Ivtay 6 RBI,areportsaidonMonday. Mumbai: Kotak l.\llahindra-back• Vertand OzoneDevelopers are al -that Piramal was seeking buyers renewable capacity to 3.9G\V. by Oct’23and the cell line by the fu-stquarterof The real GDP FY24willcotne growth for the at rus edPhoenixARC Capital and along Ares withCerbe - SSG with soup PiramaI for grabs. Group will engage inne -re fortl,812 security crore receipts. loans and The t782 sectu·ity cro -ruction With completion projects of of under 2.7 GvV, const the. sekaran, end of the adding year,” that said given Chandra - the 8.1% withanupwardbiasandthe AGREaretwobiddersvying for Pi -gotiations withthe highest bidder receipts include?251 crore issued clean andgreen source-based ca -company’s successful track re -ReserveBankoflndia’s6.5%esti -rainaI Group’s distressed loan andseta reser1•e price for the auc -by CPM ARC andt53lcrore byOm -pacity will be close to50%of its cordinturning arounddiscoms, n1atecan also beexceeded, econo- portfolio worth ?2.600 crore, .said tion. TheseJoansai·esourcedfro1n kara ARC, and belong to Paranja -total installed capacity. it willlook to participate in pri -1nistsatthe cow1try’s largestlen -people familiar with the matter. Pirainal Capital Housing’s book, ficant value in underlying assets,” pe Sche1nes Construction and Ad -Insolar rooftop,the co1npai1y has vatization opportunities as and der SBI said.It can be noted that The deal has attracted attention and not front the newly acquired said one of the persons, who did vantageRaheja Group. built achannel network of 450 dea -when the policy reforms are un -earlier this month, the RBI infor -as one of the largest transactions DewanHousingFinance book. not wish to be identified. “This de• Spokespersons of Cerberus Ca -lers across 275 districts, providing dertaken. Tata Power’s scrip en -med that over half of the cw·1-en -in distressed assets, because of “There is interest for these dis -al is meant for large funds as the pital, Phoenix ARC, ACRE, Ares a significant advantage. Dw·ing ded at ?223.15, up 0.45% on the cy notes in the deno1nination ha• debt of marquee real estate pro -tressed loans on sale, as the loans ask isaU-cash:’ SSG and Piramal ARC did not re -the last quai·ter of the fiscal FY23, BSE. The benchmark Sensexen -ve returned back.-PTI jects onsale. are well-covered and thereis signi• Typically, financial institutions spond toET“squeries. solar rooftop.along with the capti- ded 0.34% lower. I1111 111111111111111111111111111111111 II111111111111111111 •••• AP Quality No rms • ••••••• .• .• .·••••• ... •• • waprï¿½>. ,•’”•• JJ: for Footwear • • •••••• • ••••••• •••• • to be Enforced WIPRO LIMITED from July: BIS Registered Office: Doddakannelli, Sarjapur Road, Bengaluru-560 035 Our Bureau Tel: +91-80-2844 0011; CIN: L32102KA1945PLC020800 Website: www.wipro.com; E-mail: corp-secretarial@wipro.com NewDelhi; The mandatory quali -NOTICE OF THE 77th ANNUAL GENERAL MEETING OF WIPRO LIMITED ty standards for leatherand other foot,veai· iten1s, aimed at increa• Not ce is hereby given that the 77th Annual General Meeting (“AGM”) of W pro Limited (“Company”) will be held on sing theproduction of quality fo -i i otwear, will come into force from Wednesday, July 12, 2023, at 9:30 AM 1ST through video conferencing (“VC”) to transact the businesses as set out in the large and 111ediuni scale Notice of the 77lh AGM, in compliance wth the applicab e prov sions of the Companies Act, 2013 (“Act”), the General circular July for i l i industries, said Pramod Kumar nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 2012020 dated May 5, 2020 and 10/2022 dated December 28, Tiwari, director general, Bureau 2022 issued by the Ministry of Corporate Affairs (“MCA”). Securities and Exchange Board of India (“SEBI”) circular nos. of Indian Standards (BIS). SEBI/HO/CFD/CMDl/CIR/P/2020/79 dated May 12, 2020 and SEBI/HO/CFD/PoD-2/P/CIR/2023/4 dated January 5, 2023 and Small industries wi.U, howeve1; SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”). have to comply with t the quality standards Electronic copies of the Notice of the 77 h AGM, procedure and instructions for e-voting and the Integrated Annual Report for from January l, 2024. the Financial Year 2022-23 has been sent over June 17-18, 2023, to all those Members whose email IDs are registered with Micro uni.ts will have the Company/Depositories. to follow them fron1 July 2024, Tiwai·i sa -TheNoticeof the 77lh AGM and the Integrated Annual Report for the Financial Year 2022·23 are also available on the website id. The norms will also be appli -of the Company at https://www.wipro.com/investors/annual-reports/, on the website of the Registrar and Share Transfer Agent cable to all foohvear i.te1ns in1por -(“RTA”), KFIN Technologies Limited at https://evoting.kfintï¿½ch.com and on the websites of BSE Limited at tedin the country. https://www.bseindia.com/ and National Stock Exchange of India Limited at https://www.nseindia.com/. the For government tl1eleather andfootwear had Lï¿½sued sector three Pursuant to Section 91 of the Act and Regulation 42 ol the SEBI Listing Regulations, the Register of Members and share Arabian SU11sets 1nandatory quality orders in Octo• transfer books will remain closed from Tuesday, July 11, 2023 to Wednesday, July 12, 2023 (both days inclusive). tor ber and 2020. the Howeve1; retail industry the footwear have sec - be -AVIEWTODIEFOR: Peopl e stand on theobservation de ck of the Dubai TheCompany is providing the facility to its Members to exercise their right to vote on the businesses as set forth in the Notice Creek Harbour on Sunday to view the city skyline. Buoyedby a swift enaskingforextension of thecomp -of the 771h AGM by electron c means through both remote e-voting and e-voting at the AGM. All Members are lnformed that: liance date. As part of the quality i economicrebound post-Covid, Dubai is racing to attract people and capital todrive long-term growth. control ordet; the manutactuJ.-ers 1.Members may access the platform to attend the 771h AGM through VC or watch the l ve web•cast at will have to 1nodify son1e of their i processes for co111pliance. https://www.wipro.com/investors/AGM·2023/, by using their DP ID-Client ID/Folio no., as applicable, as login credentials. The instruct ng the manner in wh ch Members holding I111111111111111111111II1111111111111111111111111111111111 2. ions for participating through VC and the process of e-voting, includi i shares in physical form or who have not registered their e-mail addresses can cast their vote through e-voting, are provided EXPECTS INDIA REVENUE TO TOUCH St B IN 5 YEARS as par! of the Notice of the 77th AGM. 3.Members whose names appear in the register of members or in the register of beneficial owners maintained by the Berkshire Hathaway Firm Lubrizol depositories as on the cut-off date of Wednesday, July 5, 2023, shall only be entitled to avail the remote e-voting facility or vote, as the case may, at theAGM. 4. Remote e-voting shall Commence at9 AM 1ST on Saturday, July 8, 2023 and ends at 5 PM 1ST on Tuesday, July 11, 2023. Remote e-voting shall not be allowed beyond 5 PM 1ST on Tuesday, July 11, 2023 and once the vote on a resolution to Invest $150 m in Indian Business is cast by the Member, the Member shall not be allowed to change It subsequently. 5.Members who have cast their vote by remote a-voting prior to the AGM may attend the AGM through VC, but shall not be Co plans CPVC resin line in pact with Grasim in Vilayat, to double Dahej plant capacity entitled to cast their vote again. Members who have not cast their vote through remote e-voting and are present in the AGM through VC, shall be eligible to vote through e-voting at the AGM. ducts coming out of it,” shesaid. Nlklta.Periwal@timesg roup.com Lub1izolsoldaround 240,000tonnesof 6.Members who have not registered their e-mail address are requested to register the same in respect of shares held in CVPClastyear, and will be addingcapaci -electronic form wth the Depository through their Depository Parlicipant(s). In respect of shares he d in physical form, Mumbai: US-basedspecialtychemicals ty of another 100,000tonnes. Atthecw· -i l firmTheLubri2olCorpwill invest $150 rentgrowthrateof 7-10%,Liebertsees Members may register their email id by writing to the Company’s Registrar and Share Transfer Agent KFIN Technologies Limited, Selenium Building, Tower-8, Plot NO 31 & 32, F nancial District, Nanakramguda, Serilingampally, Hyderabad, nlillion in India,itslai-gest-yetinvesbnent this additionalcapacity being consmued i in thecountr)\as itbets onhousing-led in four years. Rangareddy, Telangana, India · 500 032, along with the duly filled in form ISR-1, available at https://www.wipro.com/nvestors/annua-reports/ . infi.-astructuJ.-e, transportation and hotne Indiais cur1-ently tl1e fastestgrowing i l procluctsln the country,its chief ex -.regionforthecompanY,andLubrizolis 7. For queres regard ng e-voting: ecutive officer andpresidentRebecca tai·getingrevenuesinlndia to touchthe$1 i i Liebertsaid. billion1narkinfive years. a) Members holding securities in physical form and non-individual Members may contact KFintech at the toll-free No. Lubrizol-a Berksllire Hathaway Thecount1-yaccow1tsfor50%of the 1800-3094-001 or contact Ms. Swati Reddy, Manager, KFIN Technologies Limited write to them c01npany-will lnvest in itsadditjves company’s volume in itsTen1pRite or einwa,rd,ris@kfintech.com and evoting@kfintech.com for any clarifications. business,installa100,000-metric t01me CPVC business, andLubri2olexpects to CPVC resin1ine in partner.ship with sustain a high s.ing)e-digit tolowd()uble -b) Individual Members holding shares through NSDL, may contact NSDL helpdesk by writing to evoting@nsdl.co.in or Grasim Industries at itssiteinVilayat, digit growthin theregion. calling the toll-free no.: 18001020990 and double its compounding capability “India 1-epresents the largestandfastest atits plantinDahej. growing CPVC marketln the worldand c) Individual Members holdlng shares through CDSL, may contact CSDL helpdesk by writing to The company first forayed in theIndian 1nost of thatgro’wi:h cwTently isdriven by helpdesk.evoting@cdslindia.com or calling the toll-free no.: 1800225533 marketin 1996throughajolntventure theden1andfor housing,“said Scottï¿½told, d) Members who are voting through the facilites provided by their Depostory Partcipants, may contact their respective withIndianOilCorporation forlubri -illitiallY,but with Covid and all of the general manager of TempRiteEnginee· i i i cants andfuel products, andbought their global supply chalnchallenges, this red Polymers. Depository Participants on their helpline/contact details. chlorinated polyvinyl chloride(CPVC) projecthas been delayed,but we plan to “There area Jotof initiatives...to give 8.For any query/clarificat on or assistance required with respect to the Integrated Annual Report for the F nancial Year productofferings toIndia ln2001. break ground thisfalland we will be housingclean water for all. And so, we i i The partnership withGrasinlto build actively workingto stai·tupve1-y soon,but are there to 1-eallysupporttl1ose initiati -2022-23 or the Annual General Meeting, Members may write to corp-secretarial@wipro.com. theworld’s largestsingle site capacity it’ll bea2025start up,“Liebert toldET in ves,“he said. For WIPRO LIMITE D CPVC resinline wasannounced in2020. an interaction. Liebe rtsaid whileLubri2olplans to Itsfu-stphase wasexpected to beope.ratio -“We will work tog ether to1nakesurethat focus o nits coi-e investmentsfornow , it Place: Bengaluru, India M S anaulla Khan

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